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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                             ----------------------

                                    FORM 11-K

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999       COMMISSION FILE NUMBER 1-11802

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM ______________________ TO _______________________

                       QUEBECOR DEFINED CONTRIBUTION PLAN

                      QUEBECOR PRINTING (USA) HOLDINGS INC.
                          THE MILL, 340 PEMBERWICK ROAD
                           GREENWICH, CONNECTICUT 06831
                    (Address of principal executive offices)

                                  203-532-4200
              (Registrant's telephone number, including area code)

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

                       QUEBECOR DEFINED CONTRIBUTION PLAN


                                TABLE OF CONTENTS


                                                                            PAGE

Independent Auditors' Report                                                  1

Financial Statements:

   Statements of Net Assets Available for Benefits as of
      December 31, 1999 and 1998                                              2

   Statements of Changes in Net Assets Available for Benefits
      for the years ended December 31, 1999 and 1998                          3

Notes to Financial Statements                                                4-8

Supplemental Schedule:

   Schedule 1 - Schedule of Assets Held for Investment Purposes as of
      December 31, 1999                                                       9

Signatures                                                                   10

Consent of Independent Auditors                                              11

                          INDEPENDENT AUDITORS' REPORT


The Plan Administrator
Quebecor Defined Contribution Plan:


We were engaged to audit the financial statements and supplemental schedule of the Quebecor Defined Contribution Plan (the "Plan") as of December 31, 1999 and 1998, and for the years then ended, as listed in the accompanying table of contents. These financial statements and schedule are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.


KPMG LLP

New York, New York
June 26, 2000

                       QUEBECOR DEFINED CONTRIBUTION PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1999 and 1998

                                                          1999          1998
                                                       -----------   -----------
Investments (note 3):
   Investments, at fair value                          $32,851,793   $28,649,113
   Insurance company guaranteed investment contracts,
     at contract value                                  18,105,205    17,921,075
   Participants' loans                                   3,028,819     2,561,155
                                                       -----------   -----------

              Total investments                         53,985,817    49,131,343
                                                       -----------   -----------

Employer contribution receivable                           343,559       577,842
Employee contribution receivable                           462,829       505,228
Loan interest receivable                                    17,405        16,652
                                                       -----------   -----------

              Net assets available for benefits        $54,809,610   $50,231,065
                                                       ===========   ===========

See accompanying notes to financial statements.

                       QUEBECOR DEFINED CONTRIBUTION PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 1999 and 1998

                                                         1999          1998
                                                     ------------  ------------
Contributions:
   Employer                                          $  1,276,299  $  1,032,086
   Employee                                             5,782,690     5,966,326
                                                     ------------  ------------

              Total contributions                       7,058,989     6,998,412
                                                     ------------  ------------

Investment income (note 3):
   Investment income                                    1,133,654     1,122,476
   Interest income                                        194,673       163,797
   Net realized and unrealized gain on investments      4,316,604     4,603,107
                                                     ------------  ------------

              Total investment income                   5,644,931     5,889,380
                                                     ------------  ------------

              Total additions                          12,703,920    12,887,792

Distributions to participants                          (7,586,191)   (2,475,994)
Administration fees                                        (1,742)         (515)
                                                     ------------  ------------

              Net increase before transfers             5,115,987    10,411,283

Transfers to other employee benefit plans                (537,442)     (116,473)
                                                     ------------  ------------

              Net increase                              4,578,545    10,294,810

Net assets available for benefits:
   Beginning of year                                   50,231,065    39,936,255
                                                     ------------  ------------

   End of year                                       $ 54,809,610  $ 50,231,065
                                                     ============  ============

See accompanying notes to financial statements.

                       QUEBECOR DEFINED CONTRIBUTION PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(1)  PLAN DESCRIPTION

     The following brief description of the Quebecor Defined Contribution Plan (the "Plan") is provided for general information purposes only. A further description of the Plan is available in the Summary Plan Description which is furnished to each participant and is available from Quebecor Printing
     (USA) Holdings Inc. (the "Company"). The Company is a wholly owned subsidiary of Quebecor World Inc., which was formerly known as Quebecor Printing Inc. Participants should refer to the Plan document for more complete information.

     (a) GENERAL

         The Plan was established by the Company effective January 1, 1993 for the benefit of employees of the Company and its participating subsidiaries (collectively, the "Employer") who are covered by collective bargaining agreements that provide for coverage under this Plan. The Plan was amended and restated on July 1, 1998, and amended again on December 22, 1998, effective as of various dates, to, among other things, comply with the qualification requirements of the Internal Revenue Code of 1986, as amended. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974. To be eligible to participate in the Plan, an employee must have satisfied the minimum service requirements set forth in the applicable collective bargaining agreement.

     (b) PARTICIPANT CONTRIBUTIONS

         If permitted in the applicable collective bargaining agreement, a participant may enter into a compensation deferral agreement with the employer to contribute no less than two percent nor more than fifteen percent of his or her compensation to the Plan. If permitted in the applicable collective bargaining agreement, a participant may in any Plan year make after-tax contributions to the Plan, of no less than two percent and no more than fifteen percent of his or her base compensation. The total of a participant's deferral contributions and after-tax contributions during any payroll period may not exceed fifteen percent of his or her base compensation for such period.

     (c) EMPLOYER CONTRIBUTIONS

         For each plan year, the employer shall contribute to the Plan on behalf of each participant a matching contribution and/or basic contribution equal to the amount, if any, provided for in the collective bargaining agreement applicable to such participant.

     (d) PARTICIPANT ACCOUNTS

         Each participant account is credited with the participant's contributions, allocation of the Company's contributions and Plan earnings.

                       QUEBECOR DEFINED CONTRIBUTION PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

         Participants may elect to invest their existing account balances and future contributions in one or more of the following eight investment funds offered under the Plan by Connecticut General Life Insurance Company ("CIGNA"):

            o CIGNA Charter Guaranteed Government Securities Fund, which invests in short-term guaranteed government securities;

            o Fidelity Advisor Growth Opportunities Fund with CIGNA, which invests in Fidelity Advisor Growth Opportunities Fund;

            o The CIGNA Charter Guaranteed Long-Term Fund, which is a benefit responsive investment contract with CIGNA. The crediting interest rate was 6.5% and 6.8% for the years ended December 31, 1999 and 1998, respectively. The Fund invests in debt securities;

            o Westfield Capital Balanced Fund, which invests in equity securities of companies whose earnings growth is projected to exceed the earnings growth of the S&P 500 Index companies;

            o CIGNA Charter Large Company Stock Index Fund, which invests in equity securities of companies in the S&P 500 Index;

            o Janus Worldwide Fund with CIGNA, which invests in Janus Worldwide Fund;

            o CIGNA Small Company Stock-Growth Fund, which invests in common and preferred stock of small U.S. companies; and

            o Quebecor World Inc. Stock Fund, which invests in the common stock of Quebecor World Inc.


         The funds are held in trust by CG Trust Company, as a trustee of the Plan, except for the Westfield Capital Balanced Fund, which is held in a second trust by CTC Illinois Trust Company, as a trustee of the Plan.

     (e) VESTING

         A participant's rights in his or her account shall be fully vested and nonforfeitable at all times.

     (f) PAYMENTS OF BENEFITS

         Distributions from the Plan are paid by the trustee in lump sum amounts, annuities, or installments upon a participant's retirement, termination of employment, death, or permanent and total disability. The distribution to a participant is equal to the benefit that can be provided from the participant's account. With respect to that portion of a participant's account invested in whole or in part in Quebecor World Inc. ("Quebecor") stock, payment may be made at the election of the participant, either in cash or in stock of Quebecor.

                       QUEBECOR DEFINED CONTRIBUTION PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

     (g) PARTICIPANT LOANS

         Active participants may borrow from their Plan account balances. The maximum loan available generally is the lesser of (i) $50,000, reduced by the participant's highest outstanding loan balance in the twelve months preceding the date of the loan, or (ii) 50% of the participant's account balance.

         Each loan shall bear interest at a rate of prime plus 1%. Repayment of the loan must be made over a period not to exceed five years. However, a loan which is for the purchase of a primary residence may be requested for a reasonable period of time that may exceed five years, but may not exceed ten years.

     (h) PLAN TERMINATION

         The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles.

     (b) INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments are carried at fair value as determined by quoted market prices. Quebecor's stock is valued at its quoted market price. Investments in investment contracts are stated at contract value as reported by CIGNA. The principal and interest are fully guaranteed by CIGNA and is, therefore, fully benefit responsive. As such, the investment contract is presented at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date.

         In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for Plan years ending after December 15, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 effective for the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs are not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been restated to conform with the 1999 presentation.

                       QUEBECOR DEFINED CONTRIBUTION PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

     (c) ADMINISTRATIVE EXPENSES

         The Plan is administered by the Company and substantially all administrative services and other normal requirements of the Plan are provided by the Company at no cost to the Plan.

     (d) USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

     (e) PAYMENT OF BENEFITS

         Benefits are recorded when paid.


(3)  INVESTMENTS

     Investments held by the Plan as of December 31, 1999 and 1998 are summarized as follows:

                                                        1999            1998
                                                    -----------     -----------
Investments at fair value:
   CIGNA Charter Guaranteed Government
     Securities Fund                                $ 1,226,868     $ 1,046,163
   Fidelity Advisor Growth Opportunities             11,769,746*     12,178,108*
Fund
   Westfield Capital Balanced Fund                    9,207,551*      8,322,361*
   CIGNA Charter Large Company Stock                  6,999,342*      6,178,838*
Index Fund
   Janus Worldwide Fund                               2,677,240         641,652
   CIGNA Small Company Stock-Growth Fund                737,620         206,790
   Quebecor World Inc. Stock Fund                       233,426          75,201
                                                    -----------     -----------

                                                     32,851,793      28,649,113
                                                    -----------     -----------
Investments at contract value:
   CIGNA Charter Guaranteed Long-Term Fund           18,105,205*     17,921,075*
                                                    -----------     -----------

Participants' loans                                   3,028,819       2,561,155*
                                                    -----------     -----------

     Total investments                              $53,985,817     $49,131,343
                                                    ===========     ===========

     * This investment represents five percent or more of the Plan's net assets available for benefits at the end of the Plan year.

                       QUEBECOR DEFINED CONTRIBUTION PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

     The net realized and unrealized gain on investments for 1999 and 1998 was $4,316,604 and $4,603,107, respectively. Investment income earned on investments for 1999 and 1998 was $1,133,654 and $1,122,476, respectively. Interest income earned on participant loans for 1999 and 1998 was $194,673 and $163,797, respectively.


(4)  INCOME TAX STATUS

     A determination letter was obtained from the Internal Revenue Service dated December 8, 1995 stating that the Plan and its underlying trust qualify under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, is exempt from Federal income taxes under Section 501(a) of the Code. In the opinion of the Company's management, the Plan and it underlying trusts have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.


(5)  RELATED PARTY TRANSACTION

     Certain Plan investments represent ownership of commingled funds managed by CIGNA. CIGNA is the trustee as defined by the Plan, and, therefore, these transactions qualify as party in interest transactions. In addition, the Plan invests in common stock of Quebecor World Inc. through the Quebecor World Inc. Stock Fund as well as participant loans. These transactions qualify as party-in-interest transactions.

                                                                      SCHEDULE 1

                       QUEBECOR DEFINED CONTRIBUTION PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1999

Investments held by the Plan at December 31, 1999 are as follows:

          (B) IDENTITY OF
          ISSUE, BORROWER,                                       (E) CURRENT
(A)   LESSOR, OR SIMILAR PARTY    (C) DESCRIPTION OF INVESTMENT     VALUE
---   ------------------------    -----------------------------  ------------
         >
*       Connecticut General Life
           Insurance Company        Fidelity Equity Fund           $  11,769,746

        Continental Trust Company   West Field Capital Balanced
                                    Fund                               9,207,551

*       Connecticut General Life
           Insurance Company        Stock Index Fund                   6,999,342

*       Connecticut General Life
           Insurance Company        Fixed Income Fund                 18,105,205

*       Connecticut General Life    Guaranteed Government
           Insurance Company          Security Fund                    1,226,868

*       Connecticut General Life
           Insurance Company        Janus Worldwide Fund               2,677,240

*       Connecticut General Life    Small Company Stock-Growth
           Insurance Company          Fund                               737,620

*       National Financial
           Services Corporation     Quebecor World Inc. common           233,426
                                      stock

*     Participants' loans           Participants' loans at interest
                                      rates ranging between
                                      7.5% and 9.5%
                                      maturing between
                                      1/1/99 and 12/31/07              3,028,819
                                                                   -------------

                                                                   $  53,985,817
                                                                   =============

* Party-in-interest as defined by ERISA.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                              QUEBECOR DEFINED CONTRIBUTION PLAN


June 27, 2000                                 By: /s/ SHARI DAVIDSON
                                                 -------------------
                                              Shari Davidson
                                              Plan Administrator

                         CONSENT OF INDEPENDENT AUDITORS


The Plan Administrator of
Quebecor Defined Contribution Plan:


We consent to the incorporation by reference in the Registration Statement (No. 333-8870) on Form S-8 of the Quebecor Defined Contribution Plan of our report dated June 26, 2000 relating to the statements of net assets available for benefits, as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended, and the related schedule; which report appears in the December 31, 1999 Annual Report on Form 11-K of the Quebecor Defined Contribution Plan.


KPMG LLP

New York, New York
June 26, 2000